Exhibit 99.1

“Anheuser-Busch InBev”

anonymous limited company

1000 Brussels, Grand Place 1

Registered company Number 0417.497.106

AMENDMENTS TO THE BY-LAWS

ISSUE OF SUBSCRIPTION RIGHTS

WITHOUT PREEMPTIVE RIGHTS

APPROVAL OF ANNUAL ACCOUNTS

DISCHARGES

APPOINTMENT OF DIRECTORS

APPOINTMENT OF AUDITOR

APPROVAL OF AMENDED COMPENSATION POLICY

APPROVAL OF TERMS OF CHANGE OF CONTROL

EXTRAORDINARY GENERAL MEETING

ANNUAL MEETING

“Anheuser-Busch InBev”

anonymous limited company

1000 Brussels, Grand Place 1

Registered company number 0417.497.106

AMENDMENTS TO THE BY-LAWS

ISSUE OF SUBSCRIPTION RIGHTS

WITHOUT PREEMPTIVE RIGHTS

APPROVAL OF ANNUAL ACCOUNTS

DISCHARGES

APPOINTMENT OF DIRECTORS

APPOINTMENT OF AUDITOR

APPROVAL OF AMENDED COMPENSATION POLICY

APPROVAL OF TERMS OF CHANGE OF CONTROL

On this day, the twenty-seventh day of April two thousand ten, before me, Eric SPRUYT, Notary in Partnership, an associate of the civil corporation “Berquin Notaires” set up in the form of a limited liability cooperative company, having its registered office at 1000 Brussels, Avenue Lloyd George 11, recorded in the company register under the number 0474073840

The annual general and extraordinary meeting of the shareholders of the anonymous limited company “Anheuser-Busch InBev,” having its registered office at 1000 Brussels, Grand Place 1, hereinafter “the company,” was held at 1200 Brussels, Avenue E. Mounier 5.

COMPANY IDENTIFICATION

The company was formed under the names “BEMES” by means of a document accepted by Attorney Pierre BRAAS, Notary in Liege, on the second day of August nineteen seventy-seven, published in the Annex to the Moniteur Belge [Belgian law gazette] of twentieth August nineteen seventy-seven, under the number 3385-1. The by-laws were modified several times and for the last time, pursuant to a document received by Attorney Eric Spruyt, Notary in Brussels, on the twenty-fifth of March two thousand ten, published in the Annex to the Moniteur Belge on the fourteenth of April two thousand ten, under the number 53391.

The company is recorded in the companies registry under the number 0417.497.106.

OPENING OF THE MEETING – COMPOSITION OF THE MEETING COMMITTEE

The meeting opened at nine minutes past eleven o’clock, chaired by Mr. Peter Harf.

Working language

The chairman announced that in accordance with the law the official working languages for the meeting would be French and Dutch. He invited any persons not conversant in either language to make their remarks in English.

Composition of the meeting committee

The chairman announced that, pursuant to article 27 of the by-laws, prior to the opening of the session he had formed a meeting committee for this meeting held on the twenty-seventh of April two thousand ten by making the following appointments:

-	Sabine Chalmers, Chief Legal Officer

was appointed meeting secretary;

-	Mr. Arnoud de Prêt

-	Mr. Alain Dewaele

were appointed tellers.

CONFIRMATIONS BY THE MEETING COMMITTEE – ATTENDANCE

The chairman reported to the meeting on the items checked and confirmed by the meeting committee, during and as a result of the formalities for registration of the participants, with a view to the constitution of the meeting:

1. Invitation to shareholders

Before the opening of the session, proof of the meeting notices published in the Moniteur Belge and in the press were delivered to the meeting committee. The committee determined that these notices were published on the following dates:

-	Moniteur Belge dated the twenty-sixth of March two thousand ten;

-	L’Echo (French), De Tijd (Dutch) dated the twenty-sixth of March two thousand ten;

The text of the meeting notice, as well as forms for proxy votes and voting by mail were also made available to the shareholders on the company’s website (www.ab-inbev.com) starting on the twenty-sixth of March two thousand ten.

The meeting committee also determined by examining a copy of the letters sent out that a meeting notice was sent by mail in the form of a letter to the owners of registered securities pursuant to Article 120 and 533 of the Companies Code and to the board members and the auditor.

2. Verification of the powers of the meeting participants

Receipts for deposit of dematerialized shares, attendance notices of holders of registered securities, proxies and forms for voting by mail were delivered to the committee in order to verify that the rules for meeting attendance had been complied with. The originals of these documents will be saved in the company’s files.

3. Attendance list

An attendance list was compiled. It was signed by each shareholder and shareholder’s representative present.

Completing this list is a list of shareholders who voted by mail, pursuant to Article 26bis of the by-laws.

A separate list was compiled of the owners of registered securities who attended the meeting in person or through a representative.

4. Verification of the quorum

The meeting committee determined based on the attendance list that the shareholders present or represented at the meeting held nine hundred and fifty-seven million, nine hundred and seven thousand, seven hundred and sixty-nine (957,970,769) shares out of a total of one billion, six hundred and four million, three hundred and forty-four thousand, seven hundred and ninety-eight (1,604,344,798) shares issued by the company, or more than half the registered capital as required by Article 558 of the Companies Code. The company currently owns thirteen million, two hundred and fifty-four thousand, one hundred and twenty (13,254,120) shares of its own stock.

The meeting committee therefore determined that the meeting may validly vote on items in the meeting agenda.

5. Third parties present at the meeting

In addition to the persons named above, the following were also present at the meeting (E&OE):

-	some of the company’s directors;

-	Mr. Carlos Brito, Chef Executive Officer;

-	Mr. Felipe Dutra, Chief Finance Officer;

-	some members of the press;

-	some employees of the company and of firms hired by the company to handle logistical tasks;

The chairman then asked the meeting to determine the validity of its composition.

The chairman asked for any comments.

Since there were no comments, the meeting voted unanimously to recognize that it was validly constituted to vote on items on the meeting agenda.

THE AGENDA

The chairman recalled that the agenda of the meeting is as follows:

A. VOTES THAT MAY BE VALIDLY ADOPTED IF THE SHAREHOLDERS PRESENT OR REPRESENTED AT THE MEETING REPRESENT AT LEAST HALF THE REGISTERED CAPITAL SUBJECT TO APPROVAL BY A THREE-QUARTERS MAJORITY OF VOTES CAST

1. Amendment to Article 13 of the by-laws:

Proposed: that Article 13, 3 of the by-laws be amended to set the term of director at four years, unless the General Meeting decides otherwise to reduce such term.

2. Insertion into the by-laws of a new Article 36bis:

Proposed: that a new Article 36bis be inserted into the by-laws, worded as follows: “If a Belgian law seeking to transpose into Belgian law the European Directive 2007/36 of 11 July 2007 (regarding the exercise of certain rights of holders of shares in traded companies), also to include every associated law or royal decree (the Belgian law on transposition and every associated law or royal decree being included below in the term “Transposition Law”) were to be adopted, published in the Moniteur Belge and to go into effect before the Ordinary General Meeting of April 2011, (i) every clause (or partial clause) in the by-laws contrary to the Transposition Legislation shall be, to the extent necessary, deemed as not written, (ii) the mandatory provisions of the Transposition Law (including those concerning the calling of the ordinary general meeting of April 2011) shall be applicable and, if necessary, the Board of Directors shall establish the required or appropriate procedures to apply such mandatory provisions and (iii) the Board of Directors shall arrange for proposals aimed at making the appropriate amendments for taking the Transposition Law into account to be submitted for the approval of the General Meeting no later than the Ordinary General Meeting of April 2011.”

The proposed amendment referred to above is aimed at avoiding the significant costs that would be incurred by calling an interim extraordinary general meeting the sole purpose of which would be to approve an amendment to the by-laws that could be made necessary by the entry into effect of a Transposition Law that might have been enacted and published in the meantime.

3. Issue of 215,000 subscription rights and a capital increase subject to the condition precedent and to the extent of the exercise of the subscription rights:

(a) A special report by the Board of Directors on the issue of subscription rights and the elimination of the preemptive right of current shareholders in favor of specified persons, established in compliance with Articles 583, 596 and 598 of the Companies Code.

(b) Auditor’s special report on elimination of the preemptive right of current shareholders in favor of specified persons, established in compliance with Articles 596 and 598 of the Companies Code.

(c) elimination of the preemptive right as compared to the issue of subscription rights:

Proposed: that the preemptive right of current shareholders as compared to the issue of subscription rights in favor of all the current Directors of the Company, identified in the report referred to in item (a) below, be eliminated:

(d) Issue of subscription rights;

Proposed: that the issue of 215,000 subscription rights be approved and the conditions of their issue be determined (as described in the annex to the report referred to in item (a) above).

The chief provisions of these conditions of issue can be summarized as follows. Each subscription right confers the right to subscribe in cash to one new ordinary share of the Company having the same rights (notably the right to dividends) as existing shares. Every subscription right is allocated free of charge. Its exercise price shall be equal to the average price per share in the company on the Brussels Euronext during the 30 calendar days preceding the issue of subscription rights by the General Meeting. All subscription rights shall have a duration of five years starting on the issue date and may be exercised as follows: a first third of the subscription rights may be exercised between 1 January 2012 and 26 April 2015. A second third of the subscription rights may be exercised between 1 January 2013 and 26 April 2015. The last third may be exercised between 1 January 2014 and 26 April 2015. At the close of the exercise period, subscription rights that have not been exercised shall automatically become void.

(e) Conditional increase in capital:

Proposed: that the Company’s capital be increased subject to the condition precedent and to the extent of the exercise of the subscription rights, up to a maximum amount equal to the number of the subscription rights multiplied by the exercise price and the deposit of the issue premium into a tied-up account.

(f) Powers:

Proposed: that powers be delegated to two Directors acting jointly to establish by means of a notarized document the exercise of the subscription rights, the corresponding capital increase, the number of new shares issued, the resulting amendment to the by-laws and the deposit of the issue premium into a tied-up account.

B. VOTES THAT MAY BE VALIDLY ADOPTED REGARDLESS OF THE NUMBER OF SHAREHOLDERS PRESENT OR REPRESENTED AT THE MEETING SUBJECT TO APPROVAL BY A MAJORITY OF VOTES CAST

1. Management Report by the Board of Directors for the financial year ended 31 December 2009.

2. Auditor’s Report for the financial year ended 31 December 2009.

3. Report of consolidated annual financial reports for the financial year ended 31 December 2009 together with management reports from the Board of Directors and Auditor’s report on the consolidated annual financial reports.

4. Approval of annual financial reports:

Proposed: that the annual financial reports for the financial year ended 31 December 2009 be approved, including posting into the books of account of the following statement of the financial results:

Thousands of euros
Profit this period:	+6,378,211
Profit carried forward from prior period:	+1,607,181
Profit to be reported:	=7,985,392

Deduction to create inaccessible reserve:	-37,085

Deduction for other reserves	-257,033
Gross share dividend (*)	-605,033
Net profit balance reported:	=7,086,242

(*)	Proposed net dividend 0.38 euros per share, giving the right to a net dividend after withholding Belgian tax on securities income of 0.285 euros per share (assuming Belgian withholding tax on securities income of 25%), of .323 euros per share (assuming Belgian withholding tax on securities income of 15%) and of 0.38 euros per share (if exempt from Belgian securities income tax withholding).

This amount may vary according to the number of company shares held by the Company on the date of the dividend payment.

The dividend will be payable starting on 3 May 2010.

6. Discharge of directors:

Proposed: that the Directors be discharged of all liability resulting from the execution of their duties during the financial period ended 31 December 2009.

7. Discharge of the auditor:

Proposed: that the auditor be discharged of all liability resulting from the execution of his duties during the financial period ended 31 December 2009.

8. Appointment of directors:

a. Proposed: that the appointment of Mr. Alexandre Van Damme as director be renewed for a period of four years expiring at the end of the general meeting called to approve the financial reports for the 2013 financial year;

b. Proposed: that the appointment of Mr. Grégoire de Spoelberch be renewed for a period of four years expiring at the end of the general meeting called to approve the financial reports for the 2013 financial year;

c. Proposed: that the appointment of Mr. Carlos Alberto da Veiga Sicupira be renewed for a period of four years expiring at the end of the general meeting called to approve the financial reports for the 2013 financial year;

d. Proposed: that the appointment of Mr. Jorge Paulo Lemann be renewed for a period of four years expiring at the end of the general meeting called to approve the financial reports for the 2013 financial year. The Company’s Corporate

Governance Chart calls for the terms of directors to expire at the close of the annual general meeting immediately following their 70th birthday, except in special cases approved by the Board of Directors. The Board feels that in this case, an exception to the 70 years age limit is justified given the key strategic role that Mr. Lemann has played and continues to play as one of the Company’s controlling shareholders ever since the company started its close association with AmBev – Companhia de Bebidas das Americas.

e. Proposed: that the appointment of Mr. Roberto Moses Thompson Motta be renewed for a period of four years expiring at the end of the general meeting called to approve the financial reports for the 2013 financial year;

f. Proposed: that the appointment of Mr. Marcel Herrmann Telles be renewed for a period of four years expiring at the end of the general meeting called to approve the financial reports for the 2013 financial year;

g. Proposed: that the appointment of Mr. Jean-Luc Dehaene be renewed for a period of one year expiring at the end of the general meeting called to approve the financial reports for the 2010 financial year. Renewal of a term for one year complies with the Company’s Corporate Governance Chart which calls for the terms of directors to expire at the close of the annual general meeting immediately following their 70th birthday. Mr. Dehaene meets the criteria for work, family and financial independence provided in Article 526 3rd of the Companies Code and the Company’s Corporate Governance Chart, except for the requirement of not having sat as a non-executive Director for more than three consecutive terms (Article 526 3rd, par. 1, 2nd). Except if the application of the definition in Article 526 3rd, 1, 2nd is required by law, the Board proposes to consider that Mr. Dehaene continues to qualify as an independent Director. Mr. Dehaene has acquired a profound understanding of the Company’s activities and of its strategy and special culture. In light of his particular experience, his reputation and his career history, it is in the Company’s interest to renew Mr. Dehaene’s appointment as an independent Director for one year. Furthermore, Mr. Dehaene does not entertain a relationship with any company that might call his independence into question, as he has stated formally and as the Board considers to be the case;

h. Proposed: that the appointment of Mr. Mark Winkelman be renewed for a period of four years expiring at the end of the general meeting called to approve the financial reports for the 2013 financial year. Mr. Winkelman meets the criteria for work, family and financial independence provided in Article 526 3rd of the Companies Code and the Company’s Corporate Governance Chart. Furthermore, Mr. Winkelman does not entertain a relationship with any company that might call his independence into question, as he has stated formally and as the Board considers to be the case.

8. Appointment and compensation of the auditor:

Proposed: upon the proposal of the Audit Committee, that the Pricewaterhouse Coopers firm, “PWC” for short, Woluwe Garden, Woluwedal 18, B-1932 Woluwe St. Lambert, represented by Mr. Yves Vandenplas, Independent Auditor, be appointed as the Company auditor, for a period of three years expiring at the end of the general meeting called to approve the financial reports for the 2012 financial year, and as agreed with that company that its annual fee be set at 52,000 euros.

9. Compensation policy and Company compensation Report:

(a) Proposed: that the compensation report for the year 2009 (as stated in the 2009 annual report) be approved, including the compensation policy for upper level corporate officers, as amended, and that it be applicable as of 2010. The compensation policy provides for the possibility of awarding bonuses in the form of definitively acquired shares, but subject to a blackout period of five years. The compensation policy also allow the allocation of shares of equivalent value (in the form of restricted stock units) and options, the value of which may not exceed 25% of annual compensation. Ownership of equivalent value shares and options is acquired after a period of five years, but they are not subject to any job performance condition. However, in the event of leaving before the expiration of the five year period, special rules regarding the cancellation of shares and equivalent options shall apply. The 2009 annual report and compensation report which contains the compensation policy may be consulted as indicated at the close of this meeting.

(b) Proposed: that allocation of the following specific share options and shares be approved:

a. Confirmation of the allocation in December 2009 to about 35 senior officers of the company and/or affiliates in which it holds a majority ownership of 5,732,542 options as part of the Dividend Waiver program as described in the compensation report referred to above. Each option gives its beneficiary the right to purchase one existing share in the Company. The exercise price of each option is 33.24 euros, which corresponds to the fair value of the company share at the time the options were allocated. This allocation was aimed at allowing the relocation of company officers transferring to the United States while ensuring the compliance of existing options held by those officers with legal and tax provisions prior to 1 January 2010.

b. Confirmation of the swap by about 15 senior corporate officers of the company and/or affiliates in which it holds a majority ownership of 4,084,770 options allocated in November 2008 and 360,000 options allocated in April 2009 for 2,764,302 shares in Anheuser-Busch InBev as part of the exchange program as described in the compensation report referred to above. This swap was aimed at allowing the relocation of company officers transferring to the United States while ensuring the compliance of existing options held by those officers with legal and tax provisions prior to 1 January 2010.

c. Confirmation of the allocation in December 2009 of 2,994,615 options to employees of Anheuser-Busch Companies, Inc. and/or affiliates in which it holds a majority ownership. Each option gives its beneficiary the right to purchase one existing share in the Company. The exercise price of each option is 35.795 euros, which corresponds to the fair value of the company share at the time the options were allocated. The options may be exercised after 5 years and have a 10 year lifetime. This allocation took place in compliance with an obligation preceding the merger.

d. Confirmation of the allocation in December 2009 of 1,626,069 Long Term Incentive Stock Options to employees of the company and/or affiliates in which it holds a majority ownership. Each option gives its beneficiary the right to purchase one existing share in the Company. The exercise price of each option is 35.90 euros, which corresponds to the fair value of the company share at the time the options were allocated. The options may be exercised after 5 years and have a 10 year lifetime.

e. Confirmation of the allocation in March 2010 of 350,000 shares of existing Company stock and 1,200,000 restricted stock units of equivalent value to employees of the Company and/or affiliates in which it holds a majority ownership. Every share is subject to a 5 year blackout period. Every equivalent restricted stock unit will be acquired only at the end of a period of five years. This allocation took place in compliance with the new Plan for Compensation in Company Shares as described in the compensation policy referred to in item 9.(a) above.

10. Approval of the terms of the change of control:

(a) Terms of change of control relating to the EMTN Program Update:

Proposed: pursuant to Article 556 of the Companies Code, that approval be given to (i) Condition 7.5 (Option to Sell in the event of a Change of Control) in the Conditions of issue of the Euro Medium Term Note Program for 15,000,000,000 euros dated 24 February 2009 between the Company and Brandbrew SA (the “Issuers”) and Deutsche Bank AG, London Branch, acting as the “Arranger” (the “EMTN Program Update”), which may be applied in the event of the issue of Bonds as part of the EMTN Program Update and to (ii) any other provision of the EMTN Program Update granting rights to third parties that might affect the Company’s assets or bring about some burden of commitment on the Company, when, in any event, the exercise of such rights is dependent on the launching of a public offer to purchase Company shares or a “Change of Control” (as defined in the Issue Conditions of the EMTN Program Update)(*).

(*) In accordance with the EMTN Program Update, (a) “Change of Control” means “any person or group of persons acting in concert (in all cases, other than Stichting Anheuser-Busch InBev or one or more existing direct or indirect holder(s) of Stichting Anheuser-Busch InBev certificates) obtaining Control of the Company, with the understanding that a change of control will not be deemed to have taken place if all or a large portion of the shareholders in the person or group of persons concerned are or were, immediately prior to the event that would under different circumstances have constituted a change of control, shareholders in the Company with interests in the registered capital of the person or group of persons concerned that is identical (or broadly identical) to the interests that the same shareholders have, or, as the case may be, had in the registered capital of the Company,” (b) “Acting in concert” means “a group of persons who are actively cooperating, in accordance with a contract or understanding, (whether formal or tacit) to gain Control of the company, by means of the direct or indirect purchase of shares in the Company by one of such persons, whether directly or indirectly” and (c) “Control” means “directly or indirectly holding more than 50 percent of the registered capital or of similar rights of ownership in the Company or the power to steer the management and policies of the company, whether through ownership of capital, by means of a contract, or otherwise.”

If an Option to sell in the event of a Change of Control is provided in the final Conditions applicable to Bonds, Condition 7.5 of the Conditions of Issue of the EMTN Program Update confers, substantially, on every bondholder the right to demand the buyback of his bonds at the buyback price shown in the final Bond Conditions, and also, as the case may be, the interest accumulated upon the occurrence of a Change of Control that is accompanied by a drop in the bond rating to the sub-investment level.

(b) Change of Control terms relating to bonds in US dollars:

Proposed: that, pursuant to Article 556 of the Companies Code, approval be given to (i) the clause on Change of Control regarding the Bonds issued in May 2009 for US$3,000,000,000, consisting of 5.375% bonds issued amounting to US$1,550,000,000 repayable in 2014, 6.875% Bonds issued amounting to US$1,000,000,000 repayable in 2019 and 8.00% Bonds amounting to US$450,000,000 repayable in 2039 (“the Bonds”), (ii) the clause on Change of Control regarding the Bonds issued in October 2009 in the amount of US$5,500,000,000, consisting of 3.00% Bonds issued in the amount of US$1,500,000,000 repayable in 2012, 4.125% Bonds issued in the amount of US$1,250,000,000 repayable in 2015, 5.375% Bonds issued in the amount of US$2,250,000,000 repayable in 2020 and 6.375% Bonds issued in the amount of US$500,000,000 repayable in 2040 (“the Non-registered Bonds”), (iii) the clause on Change of Control regarding the Registered Bonds issued in February 2010 for US$5,500,000,000, consisting of 3.00% Bonds issued in the amount of US$1,500,000,000 repayable in 2012, 4.125% Bonds issued in the amount of

US$1,250,000,000 repayable in 2015, 5.375% bonds issued in the amount of US$2,250,000,000 repayable in 2020 and 6.375% Bonds issued in the amount of US$500,000,000 repayable in 2040, which were offered in exchange for corresponding amounts in corresponding Non-registered Bonds, this being in compliance with an F-4 registration Document under American law (“the Registration Document”), following an exchange offer launched in the United States by Anheuser-Busch InBev Worldwide, Inc. on 8 January 2010 and closed on 8 February 2010 (“the Registered Bonds”), on the understanding that all the Bonds, Non-Registered Bonds and Registered Bonds were issued by Anheuser-Busch InBev Worldwide, Inc. (with an unconditional irrevocable guarantee from Anheuser-Busch InBev SA/NV of payment of principal and interest), as well as (iv) any other provision applicable to the Bonds, Non-Registered Bonds and Registered Bonds and conferring rights on third parties that might affect the Company’s assets or bring about some burden of commitment on the Company, when, in any event, the exercise of such rights is dependent on the launching of a public offer to purchase Company shares or a “Change of Control” (as defined in the Offering Prospectus regarding the Bonds and Non-Registered Bonds, as the case may be, and in the Registration Document regarding Registered Bonds)(*).

(*) (a) “Change of Control” means “any person or group of persons acting in concert (in all cases, other than Stichting Anheuser-Busch InBev or one or more existing direct or indirect holder(s) of Stichting Anheuser-Busch InBev certificates) obtaining Control of the Company, with the understanding that a change of control will not be deemed to have taken place if all or a large portion of the shareholders in the person or group of persons concerned are or were, immediately prior to the event that would under different circumstances have constituted a change of control, shareholders in the Company with interests in the registered capital of the person or group of persons concerned that is identical (or broadly identical) to the interests that the same shareholders have, or, as the case may be, had in the registered capital of the Company,” (b) “Acting in concert” means “a group of persons who are actively cooperating, in accordance with a contract or understanding, (whether formal or tacit) to gain Control of the company, by means of the direct or indirect purchase of shares in the Company by one of such persons, whether directly or indirectly” and (c) “Control” means “directly or indirectly holding more than 50 percent of the registered capital or of similar rights of ownership in the Company or the power to steer the management and policies of the company, whether through ownership of capital, by means of a contract, or otherwise.”

The Change of Control clause confers upon every Bondholder, in substance, the right to demand the buyback of his Bonds at a buyback price in cash of 101% of their principal amount (plus accrued interest), upon the occurrence of a Change of Control that is accompanied by a drop in the rating of the Bonds to the sub-investment level.

(c) Change of control terms relating to the Senior Facilities Agreement:

Proposed: that pursuant to Article 556 of the Companies Code approval be given to (i) Clause 17 (Mandatory Early Payment) of the senior facilities agreement in the amount of US$13,000,000,000 signed on 26 February 2010 by Anheuser-Busch InBev Worldwide Inc. as the original borrower, by the original guarantors and the original lenders listed therein, Banc of America Securities Limited, Banco Santander, S.A., Barclays Capital, Deutsche Bank AG, London Branch, Fortis Bank SA/NV, ING Bank NV, Intesa Sanpaolo S.P.A., J.P. Morgan PLC, Mizuho Corporate Bank, Ltd, The Royal Bank of Scotland PLC, Société Générale Corporate & Investment Banking, the Corporate and Investment Banking division of Société Générale and The Bank of Tokyo-Mitsubishi UFJ, LTD. as mandated lead arrangers and bookrunners and by Fortis Bank SA/NV as agent and issuing bank (as may be necessary, as amended and/or reconsolidated) (the Senior Facilities Agreement) and to (ii) any other provision of the Senior Facilities Agreement giving to third parties rights that might affect the Company’s assets or bring about some burden of commitment on the Company, when, in any event, the exercise of such rights is dependent on the launching of a public offer to purchase Company shares or a “Change of Control” (as defined in the Senior Facilities Agreement) (*).

(*) In accordance with the Senior Facilities Agreement, (a) “Change of Control” means “any person or group of persons acting in concert (in all cases, other than Stichting InBev or one or more existing direct or indirect holder(s) of Stichting InBev certificates) obtaining Control of the Company, (b) “Acting in concert” means “a group of persons who are actively cooperating, in accordance with a contract or understanding, (whether formal or tacit) to gain Control of the company, by means of the direct or indirect purchase of shares in the Company by one of such persons, whether directly or indirectly” and (c) “Control” means, as far as the Company is concerned, “directly or indirectly holding more than 50 percent of the registered capital or of similar rights of ownership in the Company or the power to steer the management and policies of the company, whether through ownership of capital, by means of a contract, or otherwise.”

In substance, Clause 17 of the Senior Facilities Agreement gives to every lender pursuant to the Senior Facilities Agreement, following a Change of Control exercised on the Company, the right (i) not to finance any borrowing or letter of credit (other than a rollover loan that meets certain conditions) and (ii) to cancel (upon delivery of prior written notice of at least 30 days) its lines of credit not yet executed and to demand the repayment of its participations in the loans or letters of credit as well as payment of interest related thereto and of any other amounts due to the said lender pursuant to the Senior Facilities Agreement (and certain documents linked to it).

(d) Change of control terms relating to the Term Facilities Agreement:

Proposed: that the following be approved pursuant to Article 556 of the Companies Code, (i) Clause 8.1 (Change of Control or Sale) of the Term Facilities Agreement in the amount of US$4,200,000,000 signed on 26 February 2010 by Anheuser-Busch InBev Worldwide Inc. as original borrowers, by the original guarantors and original leaders listed therein, Banco Santander, S.A., London Branch, and Fortis Bank SA/NV as mandated lead arrangers and bookrunners and by Fortis Bank SA/NV as agent (as may be necessary, as amended and/or reconsolidated) (the “Term Facilities Agreement”) and to (ii) any other provision of the Term Facilities Agreement giving to third parties rights that might affect the Company’s assets or bring about some burden of commitment on the Company, when, in any event, the exercise of such rights is dependent on the launching of a public offer to purchase Company shares or a “Change of Control” (as defined in the Term Facilities Agreement) (*).

(*) In accordance with the Term Facilities Agreement, (a) “Change of Control” means “any person or group of persons acting in concert (in all cases, other than Stichting InBev or one or more existing direct or indirect holder(s) of Stichting InBev certificates or any other person or group of persons acting in concert with such persons) obtaining Control of the Company, (b) “Acting in concert” means “a group of persons who are actively cooperating, in accordance with a contract or understanding, (whether formal or tacit) to gain Control of the company, by means of the direct or indirect purchase of shares in the Company by one of such persons, whether directly or indirectly” and (c) “Control” means, as far as the Company is concerned, “directly or indirectly holding more than 50 percent of the registered capital or of similar rights of ownership in the Company or the power to steer the management and policies of the company, whether through ownership of capital, by means of a contract, or otherwise.”

In substance, Clause 8.1 of the Term Facilities Agreement gives to every lender pursuant to the Term Facilities Agreement, following a Change of Control exercised on the Company, the right (i) not to finance any loan and (ii) to cancel (upon delivery of prior written notice of at least 30 days) its lines of credit not yet executed and to require the repayment of its participations in the loans as well as payment of interest related thereto and of any other amounts due to the said lender pursuant to the Term Facilities Agreement (and certain documents linked to it).

C. POWERS

1. Deposits:

Proposed: that powers be delegated to Mr. Benoit Loore, VP Legal Corporate, with the right of substitution and, as the case may be, without prejudice to other delegations of powers, in order to (i) coordinate the by-laws to take into account the foregoing amendments, to sign the coordinated versions of the by-laws and to file them with the registrar of the Commercial Court of Brussels, (ii) file the decisions referred to in item B.10 above with the said Registrar and (iii) take care of any other formalities for filing or publication in connection with the foregoing decisions.

PRESENTATIONS BY MR. CARLOS BRITO

Mr. Carlos Brito then gave a presentation explaining the consolidated financial reports of Anheuser-Busch InBev SA for two thousand nine as published in the Company’s annual report.

The detailed contents of his report are not repeated in these minutes.

QUESTIONS

The chairman invited anyone present who wished to do so to ask any questions that may have occurred to them regarding the items in the agenda.

The question period gave rise to a number of responses.

The questions were answered by the chairman or the CEO.

The Chairman then moved to close the meeting.

VOTING METHODS

The Chairman then invited the shareholders to vote on each of the items proposed in the agenda.

He reminded the meeting that every share gives the right to one vote. He also recalled that only shareholders and their representatives may participate in the voting. The Chairman announced that voting would be done by means of an electronic voting system. This system has been confirmed as trustworthy by means of a Company internal audit.

The Chairman announced that the votes of shareholders who voted by mail had already been entered into the electronic voting system database and that those votes would be added to those cast during the meeting. The exact total of the votes by mail and the meeting votes are given in the minutes.

The Chairman then gave the floor to Mr. Benoit Loore, who explained, with the help of photos projected onto a screen, the way in which votes could be recorded using the electronic system. As part of his presentation Mr. Benoit Loore ran a test vote with the meeting participants.

DISCUSSION – RESOLUTIONS

The Chairman then submitted for the vote of the shareholders the proposed resolutions appearing on the agenda.

EXTRAORDINARY GENERAL MEETING

FIRST RESOLUTION

The Chairman submitted to the meeting the proposal to amend Article 13, 3 of the by-laws to set the term of director at four years, unless the General Meeting decides otherwise to reduce such term.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	881,286,759
AGAINST	76,659,701
ABSTENTIONS	24,309

SECOND RESOLUTION.

The Chairman submitted to the meeting the proposal to insert a new article 36bis into the by-laws, worded as follows:

“If a Belgian law seeking to transpose into Belgian law the European Directive 2007/36 of 11 July 2007 (regarding the exercise of certain rights of holders of shares in traded companies), also to include every associated law or royal decree (the Belgian law on transposition and every associated law or royal decree being included below in the term “Transposition Law”) were to be adopted, published in the Moniteur Belge and to go into effect before the Ordinary General Meeting of April 2011, (i) every clause (or partial clause) in the by-laws contrary to the Transposition Legislation shall be, to the extent necessary, held as not having been written, (ii) the mandatory provisions of the Transposition Law (including those concerning the calling of the ordinary general meeting of April 2011) shall be applicable and, if necessary, the Board of Directors shall establish the required or appropriate procedures to apply such mandatory provisions and (iii) the Board of Directors shall arrange for proposals aimed at making the appropriate amendments for taking the Transposition Law into account to be submitted for the approval of the General Meeting no later than the Ordinary General Meeting of April 2011.”

The proposed amendment referred to above is aimed at avoiding the significant costs that would be incurred by calling an interim extraordinary general meeting the sole purpose of which would be to approve an amendment to the by-laws that could be made necessary by the entry into effect of a Transposition Law that might have been enacted and published in the meantime.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	957,912,915
AGAINST	32,227
ABSTENTIONS	25,627

THIRD RESOLUTION,

Reports

The Chairman submitted to the meeting a proposal to dispense with the reading of the reports by the Board of Directors prepared in accordance with Articles 583, 596 and 598 of the Companies Code and the report by the auditor, the civil society having adopted the form of a cooperative society “Klynveld Peat Marwick Goerderler,” “KPMG” for short, at 1130 Brussels, Avenue du Bourget, 40, represented by Mr. Jos Briers, independent auditor, attesting in accordance with Articles 596 and 598 of the Companies Code to the accuracy of the financial and accounting information contained in the said Board of Directors’ reports.

The Board of Directors’ and auditor’s reports will be saved as attachments to this document.

Elimination of the Subscription Right

The Chairman submitted to the meeting the proposal to eliminate the preemptive right of subscription on the occasion of the issue of subscription rights in favor of all the current Directors of the company identified in the Board’s report referred to above.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	863,567,871
AGAINST	94,380,702
ABSTENTIONS	22,196

FOURTH RESOLUTION,

Issue of subscription rights

The Chairman submitted to the meeting the proposal to issue Two Hundred and Fifteen Thousand (215,000) registered subscription rights, each subscription right conferring the right to subscribe in cash, for an exercise price equal to the average market price of Anheuser-Busch InBev SA shares over the thirty days prior to today, or €37.51, to one new ordinary share in the Company under the same terms and conditions as those stated in the conditions for subscription rights referred to below, and to award these free of charge.

The conditions for the issue and exercise of subscription rights are as follows:

“A. Subscription rights

1. Rights – Each subscription right confers the right to subscribe to one new ordinary share of Anheuser-Busch InBev NV/SA (the “Company”).

2. Form – The subscription rights shall be and remain in registered form. Certificates reflecting entries in the register of the subscription rights shall be remitted to the holders of subscription rights, upon their request.

3. Transferability – Except for transfers as a result of death, subscription rights may not be transferred.

4. Exercise periods – No subscription right may be exercised until 31 December 2011. With respect to each holder, as referred to in item A.13, a first third of the subscription rights may be exercised between 1 January 2012 and 26

April 2015. A second third of the subscription rights may be exercised between 1 January 2013 and 26 April 2015. The third of subscription rights may be exercised between 1 January 2014 and 26 April 2015.

Subscription rights not exercised within the exercise periods as defined under this item A.4 shall automatically expire and become null and void. In the event that not all subscription rights are exercised, the capital shall be increased in the amount corresponding to the amount of new shares subscribed to.

5. Exercise limitations – The subscription rights may not, under any circumstances, be exercised during a Prohibited Period (as defined in the then most recent version of the Code of Dealing of the Company) or in breach of any applicable laws prohibiting insider dealing.

6. Terms of exercise – Any request to exercise subscription rights shall be addressed in writing to the Chairman of the Board of Directors of the Company. The exercise price must be paid in full at the latest five (5) banking days before the ascertainment by notarial deed (as provided for under item A.10) of the subscription and realization of the capital increase, by bank transfer of funds to a bank account opened in the name of the Company. The account number shall be communicated later.

7. Change of control – Except if the events contemplated in this item A.7 have been made public on or before the offering of the subscription rights, the holders of the subscription rights shall, in the event of a mandatory public takeover bid or public exchange bid with respect to securities of the Company or of a modification, as a result of a public bid or otherwise, of the direct or indirect control exercised over the Company, as defined under Belgian law, have the right to exercise their subscription rights immediately, without regard to the exercise periods set forth under item A.4 above and the exercise limitations set forth under item A.5 above except, in the latter case, where prohibited by applicable legislation or regulations. Subscription rights not exercised (i) by the last day of the offering period, in case of a bid (as referred to above) or (ii) one month after the date of the change of control, in the other cases, shall, however, cease to be exercisable as provided for by this item A.7 and shall again be fully governed by items A.4 and A.5 above.

A reorganization of the structure of the Anheuser-Busch InBev Group which does not involve a change of control at the level of the Group shall not constitute a change of control for the purpose of this item A.7. As a result, for example, the interposition of a new entity between the Company and its shareholders shall not qualify as a change of control, provided that no change of control occurs at the level of those shareholders.

8. a) Resignation and dismissal for serious cause – Upon resignation or dismissal for serious cause of a holder, all subscription rights which are not exercisable under item A.4 above at the date of effect of the resignation or the date of notification of the dismissal shall automatically expire and become null and void.

On the other hand, subscription rights which, at the date of effect of the resignation or the date of notification of the dismissal, are exercisable according to item A.4 above may only be exercised during a 365-day period starting from the above-mentioned date or from the beginning of the exercise period contractually agreed upon with the holder. Subscription rights not exercised during one of these two windows shall automatically expire and become null and void.

b) Dismissal other than for serious cause – Upon dismissal of a holder other than for serious cause, all subscription rights which, at the date of notification of the dismissal, are not exercisable according to item A.4 above shall automatically expire and become null and void. However, the Board of Directors of the Company may, at its discretion, allow the dismissed holder to exercise all or a portion of the said subscription rights during a 365-day period starting from the beginning of the exercise period, either determined in accordance with the terms of item A.4 above, or contractually agreed upon with the holder. This power may be delegated by the Board of Directors.

On the other hand, subscription rights which, at the date of notification of the dismissal, are exercisable according to item A.4 above may only be exercised during a 365-day period starting from the above-mentioned notification date or from the beginning of the exercise period contractually agreed upon with the holder.

In all applicable cases, subscription rights not exercised during the said 365-day period shall automatically expire and become null and void.

c) Directors not bound by an employment contract – In the event that a holder who holds the position of director of the Company or any subsidiary thereof and who has not entered into an employment contract with the Company or a subsidiary thereof is not re-appointed as a director at the expiry of his/her directorship or is terminated in the course of his/her term without any breach of duty by the director, his/her subscription rights shall remain exercisable in accordance with the present terms and conditions, to the exclusion of items A.8.a and A.8.b above. However, in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, due to a breach of duty by the director, the rules of item A.8.a shall apply.

d) General provisions – The present item A.8 applies notwithstanding any appeal which might be lodged by a dismissed holder against such dismissal. The notion of dismissal for serious cause shall be defined by reference to the Belgian law of 3 July 1978 or any other equivalent relevant local law, to the extent that they apply to the holder concerned. The present item A.8 does not in any way affect the rights of holders set forth under item A.7 above in the event of a change of control.

9. Retirement, early retirement and pre-pension, long-term disability or death – In case of retirement or long-term disability, subscription rights shall remain exercisable by holders in accordance with the present terms and conditions, to the exclusion of item A.8 above. In case of early retirement and pre-pension, the Board of Directors of the Company shall decide, at its discretion, either (i) that subscription rights shall also remain exercisable by the holder concerned in accordance with the present terms and conditions, to the exclusion of item A.8 above or (ii) that the provisions of item A.8.b with respect to dismissal other than for serious cause shall apply. The notions of retirement, early retirement, pre-pension and long-term disability shall be defined by reference to the law governing the employment contract, or alternatively, by the pension plan rules in the relevant jurisdiction or, if applicable, directorship of the holder of the subscription rights.

In case of death of a holder, subscription rights inherited or otherwise acquired as a result of the holder’s death by the children, grandchildren, spouse, father and/or mother of the holder shall also remain exercisable by such persons in accordance with the present terms and conditions, to the exclusion of item A.8 above. Subscription rights inherited or otherwise acquired by other persons as a result of the holder’s death shall be exercisable as provided for by item A.8.b above with respect to dismissal other than for serious cause, it being understood that the words “date of notification of the dismissal” shall be replaced by “date of death.”

10. Ascertainment of the capital increase resulting from the exercise of the rights – The ascertainment by notarial deed of the subscriptions resulting from the exercise of the subscription rights, the realization of the resulting capital increase and of the issuing of the new shares shall take place at the periodic meetings of the Board of Directors of the Company or on another date if necessary. The dates of the ascertainments will be provided in due time. The ascertainment will only take place if the exercise price has been fully paid as set forth under item A.6 above.

11. Anti-dilution measures – The Company expressly reserves the right to proceed with corporate changes that have an impact on its capital, such as capital increases, including by incorporation of reserves in the capital, capital decreases, issuance of convertible bonds, subscription rights or options, stock splits or reverse stock splits, combinations or reclassifications of the shares of the Company, mergers, (partial) demergers, as well as the right to amend the clauses in the articles of association governing the allocation of profits or liquidation boni.

In the event that such corporate changes would have an unfavorable effect on the subscription rights, their exercise price and/or the number of subscription rights and/or the number of shares to which the subscription rights give right shall be adjusted for the purpose of safeguarding the interests of the holders of subscription rights, in the manner determined at the sole discretion of the Board of Directors, subject to any required action by the Shareholders’ Meeting of the Company. The terms of such adjustment will be communicated to the holders of subscription rights in due time.

12. Expenses and taxes – All legal, tax, administrative and other costs and expenses related to the issuance of the subscription rights and the new shares shall be paid by the Company, except income taxes on the income received by the holders of the subscription rights in connection with the offering, the ownership or the exercise of subscription rights and with the subscription to the new shares. All financing costs related to the subscription of the new shares shall be paid by the subscribers. The subscribers shall ensure that the bank account of the Company shall be credited by the net amount.

13. Offering of subscription rights – The subscription rights shall be offered for subscription to the Directors of the Anheuser-Busch InBev Group. The number of subscription rights which they are offered shall be determined by the Compensation and Nominating Committee.

B. New shares obtained as a result of the exercise of the subscription rights

1. Characteristics and rights – The shares to be issued upon exercise of the subscription rights shall be identical to the existing ordinary shares, with the same rights and benefits.

2. Form – The new shares shall be dematerialized shares. At the request of the shareholder, these shares may be converted into registered shares. A non-transferable certificate reflecting the entries in the register of registered shares shall be remitted to the shareholders, upon their request.

C. General provisions

1. Matrimonial regime – In the event that the matrimonial regime of the holder of a subscription right or a share resulting from the exercise of subscription rights confers ownership or other rights on her/his spouse with respect to any of the subscription rights and/or the shares resulting from the exercise of the subscription rights, the holder undertakes that her/his spouse shall appoint such holder as her/his sole representative for all matters arising in relation to such subscription rights and/or shares.

2. Death – In the event of a holder’s death, any person acquiring the subscription rights shall inform the Company of the holder’s death as soon as possible and at the latest within one month of the death.

3. Modification of the present terms and conditions – The Board of Directors may unilaterally modify at any time the practical and/or accessory aspects of the present terms and conditions. It may also unilaterally modify the terms and conditions when such modifications are required to comply with any change in legislation.

4. Applicable law – The subscription rights, the new shares and these terms and conditions shall be governed by Belgian law. Any dispute relating thereto shall be submitted to the competent Belgian courts.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	863,653,573
AGAINST	94,278,999
ABSTENTIONS	38,197

FIFTH RESOLUTION,

Capital increase subject to condition precedent

The Chairman submitted to the meeting the proposal, subject to the condition precedent and to the extent of the exercise of the subscription rights,

1/ to increase capital up to a maximum of one hundred and sixty-five thousand, five hundred and fifty euros (€165,550) by creating a maximum of two hundred and fifteen thousand (215,000) ordinary shares;

2/ to post the difference between the subscription price of each new share subscribed and its par accounting value to the tied-up “issue premiums” account, which will constitute a guarantee to third parties to the same extent as the registered capital and that cannot be reduced or eliminated except under the conditions required by Article 612 and following of the Companies Code.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	863,776,658
AGAINST	94,173,337
ABSTENTIONS	20,774

SIXTH RESOLUTION,

The Chairman submitted to the meeting the proposal to grant powers to two directors acting jointly to make a valid determination of the exercise of the subscription rights and the corresponding capital increase, and the number of new shares issued, and the resulting amendment to the by-laws, and any issue premiums and the deposit of such premiums into a tied-up account.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	867,790,762
AGAINST	90,158,180
ABSTENTIONS	21,827

ANNUAL GENERAL MEETING

ACKNOWLEDGEMENT OF REPORTS

The Chairman asked the meeting to approve that it be recorded in the minutes that the reading of the documents listed below was dispensed with as the shareholders were sufficiently familiar with them:

1/ The Board of Directors’ report on the financial year ended thirty-one December two thousand and nine.

2/ The Auditor’s Report on the financial year ended thirty-one December two thousand and nine.

3/ The consolidated annual financial reports for the financial year ended thirty-one December two thousand and nine.

SEVENTH RESOLUTION

The Board proposed the approval of the annual reports for the financial period ended 31 December 2009, including posting into the books of account of the following statement of the financial results:

Thousands of euros
Profit this period:	+6,378,211
Profit carried forward from prior period:	+1,607,181
Profit to be reported:	=7,985,392

Deduction to create inaccessible reserve:	-37,085

Deduction for other reserves	-257,033
Gross share dividend (*)	-605,033
Net profit balance reported:	=7,086,242

(*)	Proposed net dividend 0.38 euros per share, giving the right to a net dividend after withholding Belgian tax on securities income of 0.285 euros per share (assuming Belgian withholding tax on securities income of 25%), of 0.323 euros per share (assuming Belgian withholding tax on securities income of 15%) and of 0.38 euros per share (if exempt from withholding for Belgian tax on securities income).

This amount may vary according to the number of company shares held by the Company on the date of the dividend payment.

The dividend will be payable starting on 3 May 2010.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	957,763,481
AGAINST	185,336
ABSTENTIONS	21,952

EIGHTH RESOLUTION

The Board proposed that the Directors be discharged of all liability resulting from the execution of their duties during the financial period ended 31 December 2009.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	955,227,855
AGAINST	1,219,559
ABSTENTIONS	1,523,355

NINTH RESOLUTION

The Board proposed that the auditor be discharged of all liability resulting from the execution of his duties during the financial period ended 31 December 2009.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	956,857,068
AGAINST	1,092,896
ABSTENTIONS	20,805

TENTH RESOLUTION

The Board proposed that the appointment of Mr. Alexandre Van Damme as director be renewed for a period of four years expiring at the end of the general meeting called to approve the financial reports for the 2013 financial year;

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	938,163,822
AGAINST	18,272,372
ABSTENTIONS	1,534,575

ELEVENTH RESOLUTION

The Board proposed that the appointment of Mr. Grégoire de Spoelberch as director be renewed for a period of four years expiring at the end of the general meeting called to approve the financial reports for the 2013 financial year;

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	938,155,882
AGAINST	18,297,623
ABSTENTIONS	1,517,264

TWELFTH RESOLUTION

The Board proposed that the appointment of Mr. Carlos Alberto da Veiga Sicupira as director be renewed for a period of four years expiring at the end of the general meeting called to approve the financial reports for the 2013 financial year.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	940,042,409
AGAINST	16,410,494
ABSTENTIONS	1,517,866

THIRTEENTH RESOLUTION

The Board proposed that the appointment of Mr. Jorge Paulo Lemann as director be renewed for a period of four years expiring at the end of the general meeting called to approve the financial reports for the 2013 financial year.

The Company’s Corporate Governance Charter calls for the terms of directors to expire at the close of the annual general meeting immediately following their 70th birthday, except in special cases approved by the Board of Directors. The Board feels that in this case, an exception to the 70 years age limit is justified given the key strategic role that Mr. Lemann has played and continues to play as one of the Company’s controlling shareholders ever since the company started its close association with AmBev – Companhia de Bebidas das Americas.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	940,259,014
AGAINST	16,196,565
ABSTENTIONS	1,515,190

FOURTEENTH RESOLUTION

The Board proposed that the appointment of Mr. Roberto Moses Thompson Motta as director be renewed for a period of four years expiring at the end of the general meeting called to approve the financial reports for the 2013 financial year.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	940,222,725
AGAINST	17,718,209
ABSTENTIONS	29,835

FIFTEENTH RESOLUTION

The Board proposed that the appointment of Mr. Marcel Herrmann Telles as director be renewed for a period of four years expiring at the end of the general meeting called to approve the financial reports for the 2013 financial year

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	937,626,739
AGAINST	18,828,461
ABSTENTIONS	1,515,569

SIXTEENTH RESOLUTION

The Board proposed that the appointment of Mr. Jean-Luc Dehaene as director be renewed for a period of one year expiring at the end of the general meeting called to approve the financial reports for the 2010 financial year.

Renewal of a term for one year complies with the Company’s Corporate Governance Chart which calls for the terms of directors to expire at the close of the annual general meeting immediately following their 70th birthday. Mr. Dehaene meets the criteria for work, family and financial independence provided in Article 526 3rd of the Companies Code and the Company’s Corporate Governance Chart, except for the requirement of not having sat as a non-executive Director for more than three consecutive terms (Article 526 3rd, par. 1, 2nd). Except if the application of the definition in Article 526 3rd, 1, 2nd is required by law, the Board proposes to consider that Mr. Dehaene continues to qualify as an independent Director.

The Board believes in fact that the quality and independence of Mt. Dehaene’s contribution to the work of the Board have in no way been influenced by the length of his service. Mr. Dehaene has acquired a profound understanding of the Company’s activities and of its strategy and special culture.

In light of his particular experience, his reputation and his career history, it is in the Company’s interest to renew Mr. Dehaene’s appointment as an independent Director for one year. Furthermore, Mr. Dehaene does not entertain a relationship with any company that might call his independence into question, as he has stated formally and as the Board considers to be the case;

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	957,687,885
AGAINST	269,817
ABSTENTIONS	13,067

SEVENTEENTH RESOLUTION

The Board proposed that the appointment of Mr. Mark Winkelman as director be renewed for a period of four years expiring at the end of the general meeting called to approve the financial reports for the 2013 financial year.

Mr. Winkelman meets the criteria for work, family and financial independence provided in Article 526 3rd of the Companies Code and the Company’s Corporate Governance Chart. Furthermore, Mr. Winkelman does not entertain a relationship with any company that might call his independence into question, as he has stated formally and as the Board considers to be the case.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	954,571,390
AGAINST	1,881,173
ABSTENTIONS	1,518,206

EIGHTEENTH RESOLUTION

The Board proposes to adopt the proposal of the Audit Committee to appoint the Pricewaterhouse Coopers firm, “PWC” for short, Woluwe Garden, Woluwedal 18, B-1932 Woluwe St. Lambert, represented by Mr. Yves Vandenplas, Independent Auditor, as the Company auditor, for a period of three years expiring at the end of the general meeting called to approve the financial reports for the 2012 financial year, and as agreed with that company to set its annual fee at 52,000 euros.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	955,913,653
AGAINST	2,044,994
ABSTENTIONS	12,122

NINETEENTH RESOLUTION

The Board proposed that the compensation report for the year 2009 (as stated in the 2009 annual report) be approved, including the compensation policy for upper level corporate officers, as amended, and that it be applicable as of 2010. The compensation policy provides for the possibility of awarding bonuses in the form of definitively acquired shares, but subject to a blackout period of five years. The compensation policy also allow the allocation of shares of equivalent value (in the form of restricted stock units) and options, the value of which may exceed 25% of annual compensation. Ownership of equivalent value shares and options is acquired after a period of five years, but they are not subject to any job performance condition. However, in the event of leaving before the expiration of the five year period, special rules regarding the cancellation of shares and equivalent options shall apply. The 2009 annual report and compensation report which contains the compensation policy may be consulted as indicated at the end of this assembly.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	936,637,881
AGAINST	21,229,169
ABSTENTIONS	33,719

TWENTIETH RESOLUTION

The board proposed to approve the awarding of the following specific grants of share options and shares:

(a) Confirmation of the allocation in December 2009 to about 35 senior officers of the company and/or affiliates in which it holds a majority ownership of 5,732,542 options as part of the Dividend Waiver program as described in the compensation report referred to above. Each option gives its beneficiary the right to purchase one existing share in the Company. The exercise price of each option is 33.24 euros, which corresponds to the fair value of the share in the company at the time the options were allocated. This allocation was aimed at allowing the relocation of company officers transferring to the United States while ensuring the compliance of existing options held by those officers with legal and tax provisions prior to 1 January 2010.

(b) Confirmation of the swap by about 15 senior corporate officers of the company and/or affiliates in which it holds a majority ownership of 4,084,770 options allocated in November 2008 and 360,000 options allocated in April 2009 for 2,764,302 shares in Anheuser-Busch InBev as part of the exchange program as described in the compensation report referred to above. This swap was aimed at allowing the relocation of company officers transferring to the United States while ensuring the compliance of existing options held by those officers with legal and tax provisions prior to 1 January 2010.

(c) Confirmation of the allocation in December 2009 of 2,994,615 options to employees of Anheuser-Busch Companies, Inc. and/or affiliates in which it holds a majority ownership. Each option gives its beneficiary the right to purchase one existing share in the Company. The exercise price of each option is 35.705 euros, which corresponds to the fair value of the share in the company at the time the options were allocated. The options may be exercised after 5 years and have a 10 year lifetime. This allocation took place in accordance with an obligation preceding the merger.

(d) Confirmation of the allocation in December 2009 of 1,626,069 Long Term Incentive Stock Options to employees of the company and/or affiliates in which it holds a majority ownership. Each option gives its beneficiary the right to purchase one existing share in the Company. The exercise price of each option is 35.90 euros, which corresponds to the fair value of the share in the company at the time the options were allocated. The options may be exercised after 5 years and have a 10 year lifetime.

(e) Confirmation of the allocation in March 2010 of 350,000 shares of existing Company stock and 1,200,000 restricted stock units of equivalent value to employees of the Company and/or affiliates in which it holds a majority ownership. Every share is subject to a 5 year blackout period. Every equivalent restricted stock unit will be acquired only at the end of a period of five years. This allocation took place in accordance with the new Plan for Compensation in Company Shares as described in the compensation policy referred to in item 9.(a) above.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	935,360,383
AGAINST	22,575,478
ABSTENTIONS	34,908

TWENTY-FIRST RESOLUTION

The Board proposed, pursuant to Article 556 of the Companies Code, that approval be given to (i) Condition 7.5 (Option to Sell in the event of a Change of Control) in the

Conditions of issue of the Euro Medium Term Note Program for 15,000,000,000 euros dated 24 February 2009 between the Company and Brandbrew SA (the “Issuers”) and Deutsche Bank AG, London Branch, acting as the “Arranger” (the “EMTN Program Update”), which may be applied in the event of the issue of Bonds as part of the EMTN Program Update and to (ii) any other provision of the EMTN Program Update granting rights to third parties that might affect the Company’s assets or bring about some burden of commitment on the Company, when, in any event, the exercise of such rights is dependent on the launching of a public offer to purchase Company shares or a “Change of Control” (as defined in the Issue Conditions of the EMTN Program Update)(*) .

(*) In accordance with the EMTN Program Update, (a) “Change of Control” means “any person or group of persons acting in concert (in all cases, other than Stichting Anheuser-Busch InBev or one or more existing direct or indirect holder(s) of Stichting Anheuser-Busch InBev certificates) obtaining Control of the Company, with the understanding that a change of control will not be deemed to have taken place if all or a large portion of the shareholders in the person or group of persons concerned are or were, immediately prior to the event that would under different circumstances have constituted a change of control, shareholders in the Company with interests in the registered capital of the person or group of persons concerned that is identical (or broadly identical) to the interests that the same shareholders have, or, as the case may be, had in the registered capital of the Company,” (b) “Acting in concert” means “a group of persons who are actively cooperating, in accordance with a contract or understanding, (whether formal or tacit) to gain Control of the company, by means of the direct or indirect purchase of shares in the Company by one of such persons, whether directly or indirectly” and (c) “Control” means “directly or indirectly holding more than 50 percent of the registered capital or of similar rights of ownership in the Company or the power to steer the management and policies of the company, whether through ownership of capital, by means of a contract, or otherwise.”

If an Option to Sell in the event of a Change of Control is provided in the final Conditions applicable to Bonds, Condition 7.5 of the Conditions of Issue of the EMTN Program Update confers, substantially, on every bondholder the right to demand the buyback of his bonds at the buyback price shown in the final Bond Conditions, and also, as the case may be, the interest accumulated upon the occurrence of a Change of Control that is accompanied by a drop in the bond rating to the sub-investment level.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	951,515,024
AGAINST	6,300,378
ABSTENTIONS	155,367

TWENTY-SECOND RESOLUTION

The Board proposes, pursuant to Article 556 of the Companies Code, that approval be given to (i) the clause on Change of Control regarding the Bonds issued in May 2009 for US$3,000,000,000, consisting of 5.375% bonds issued amounting to US$1,550,000,000 repayable in 2014, 6.875% Bonds issued amounting to US$1,000,000,000 repayable in 2019 and 8% Bonds issued amounting to

US$450,000,000 repayable in 2039 (“the Bonds”), (ii) the clause on Change of Control regarding the Bonds issued in October 2009 in the amount of US$5,500,000,000, consisting of 3.00% Bonds issued in the amount of US$1,500,000,000 repayable in 2012, 4.125% Bonds issued in the amount of US$1,250,000,000 repayable in 2015, 5.375% Bonds in the amount of US$2,250,000,000 repayable in 2020 and 6.375% Bonds issued in the amount of US$500,000,000 repayable in 2040 (“the Non-registered Bonds”), (iii) the clause on Change of Control regarding the Registered Bonds issued in February 2010 for US$5,500,000,000, consisting of 3.00% Bonds issued in the amount of US$1,500,000,000 repayable in 2012, 4.125% Bonds issued in the amount of US$1,250,000,000 repayable in 2015, 5.375% bonds issued in the amount of US$2,250,000,000 repayable in 2020 and 6.375% Bonds issued in the amount of US$500,000,000 repayable in 2040, which were offered in exchange for corresponding amounts in corresponding Non-registered Bonds, this being in compliance with an F-4 registration Document under American law (“the Registration Document”), following an exchange offer launched in the United States by Anheuser-Busch InBev Worldwide, Inc. on 8 January 2010 and closed on 8 February 2010 (“the Registered Bonds”), on the understanding that all the Bonds, Non-Registered Bonds and Registered Bonds were issued by Anheuser-Busch InBev Worldwide, Inc. (with an unconditional irrevocable guarantee from Anheuser-Busch InBev SA/NV of payment of principal and interest), as well as (iv) any other provision applicable to the Bonds, Non-Registered Bonds and Registered Bonds and conferring rights on third parties that might affect the Company’s assets or bring about some burden of commitment on the Company, when, in any event, the exercise of such rights is dependent on the launching of a public offer to purchase Company shares or a “Change of Control” (as defined in the Offering Prospectus regarding the Bonds and Non-Registered Bonds, as the case may be, and in the Registration Document regarding Registered Bonds)(*).

(*) (a) “Change of Control” means “any person or group of persons acting in concert (in all cases, other than Stichting Anheuser-Busch InBev or one or more existing direct or indirect holder(s) of Stichting Anheuser-Busch InBev certificates) obtaining Control of the Company, with the understanding that a change of control is not be deemed to have taken place if all or a large portion of the shareholders in the person or group of persons concerned are or were, immediately prior to the event that would under different circumstances have constituted a change of control, shareholders in the Company with interests in the registered capital of the person or group of persons concerned that is identical (or broadly identical) to the interests that the same shareholders have, or, as the case may be, had in the registered capital of the Company,” (b) “Acting in concert” means “a group of persons who are actively cooperating, in accordance with a contract or understanding, (whether formal or tacit) to gain Control of the company, by means of the direct or indirect purchase of shares in the Company by one of such persons, whether directly or indirectly” and (c) “Control” means “directly or indirectly holding more than 50 percent of the registered capital or of similar rights of ownership in the Company or the power to steer the management and policies of the company, whether through ownership of capital, by means of a contract, or otherwise.”

The Change of Control clause confers upon every Bondholder, in substance, the right to demand the buyback of his Bonds at a buyback price in cash of 101% of their principal amount (plus accrued interest), upon the occurrence of a Change of Control that is accompanied by a drop in the rating of the Bonds to the sub-investment level.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	951,222,699
AGAINST	6,590,092
ABSTENTIONS	157,978

TWENTY-THIRD RESOLUTION

The Board proposed, pursuant to Article 556 of the Companies Code, that approval be given to (i) Clause 17 (Mandatory Early Payment) of the Senior Facilities Agreement in the amount of US$13,000,000,000 signed on 26 February 2010 by Anheuser-Busch InBev Worldwide Inc. as the original borrower, by the original guarantors and the original lenders listed therein, Banc of America Securities Limited, Banco Santander, S.A., Barclays Capital, Deutsche Bank AG, London Branch, Fortis Bank SA/NV, ING Bank NV, Intesa Sanpaolo S.P.A., J.P. Morgan PLC, Mizuho Corporate Bank, Ltd, The Royal Bank of Scotland PLC, Société Générale Corporate & Investment Banking, the Corporate and Investment Banking division of Société Générale and The Bank of Tokyo-Mitsubishi UFJ, LTD. as mandated lead arrangers and bookrunners and by Fortis Bank SA/NV as agent and issuing bank (as may be necessary, as amended and/or reconsolidated) (the “Senior Facilities Agreement”) and to (ii) any other provision of the Senior Facilities Agreement giving to third parties rights that might affect the Company’s assets or bring about some burden of commitment on the Company, when, in any event, the exercise of such rights is dependent on the launching of a public offer to purchase Company shares, or a “Change of Control” (as defined in the Senior Facilities Agreement) (*) .

(*) In accordance with the Senior Facilities Agreement, (a) “Change of Control” means “any person or group of persons acting in concert (in all cases, other than Stichting InBev or one or more existing direct or indirect holder(s) of Stichting InBev certificates or any other person or group of persons acting in concert with such persons) obtaining Control of the Company, (b) “Acting in concert” means “a group of persons who are actively cooperating, in accordance with a contract or understanding, (whether formal or tacit) to gain Control of the company, by means of the direct or indirect purchase of shares in the Company by one of such persons, whether directly or indirectly” and (c) “Control” means, as far as the Company is concerned, “directly or indirectly holding more than 50 percent of the registered capital or of similar rights of ownership in the Company or the power to steer the management and policies of the company, whether through ownership of capital, by means of a contract, or otherwise.”

In substance, Clause 17 of the Senior Facilities Agreement gives to every lender pursuant to the Senior Facilities Agreement, following a Change of Control exercised on the Company, the right (i) not to finance any borrowing or letter of credit (other than a rollover loan that meets certain conditions) and (ii) to cancel (upon delivery of prior written notice of at least 30 days) its lines of credit not yet executed and to demand the repayment of its participations in the loans or letters of credit as well as payment of interest related thereto and of any other amounts due to the said lender pursuant to the Senior Facilities Agreement (and certain documents linked to it).

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	951,216,471
AGAINST	6,600,615
ABSTENTIONS	157,978

TWENTY-FOURTH RESOLUTION

The Board proposed that pursuant to Article 556 of the Companies Code, approval be given to (i) Clause 8.1 (Change of Control or Sale) of the Term Facilities Agreement in the amount of US$4,200,000,000 signed on 26 February 2010 by Anheuser-Busch InBev Worldwide Inc. as original borrowers, the original guarantor and original leaders listed therein, Banco Santander, S.A., London Branch, and Fortis Bank SA/NV as mandated lead arrangers and bookrunners and by Fortis Bank SA/NV as agent (as may be necessary, as amended and/or reconsolidated) (the Term Facilities Agreement) and to (ii) any other provision of Term Facilities Agreement giving to third parties rights that might affect the Company’s assets or bring about some burden of commitment on the Company, when, in any event, the exercise of such rights is dependent on the launching of a public offer to purchase Company shares or a “Change of Control” (as defined in the Term Facilities Agreement) (*).

(*) In accordance with the Term Facilities Agreement, (a) “Change of Control” means “any person or group of persons acting in concert (in all cases, other than Stichting InBev or one or more existing direct or indirect holder(s) of Stichting InBev certificates or any other person or person acting in concert with such persons) obtaining Control of the Company, (b) “Acting in concert” means “a group of persons who are actively cooperating, in accordance with a contract or understanding, (whether formal or tacit) to gain Control of the company, by means of the direct or indirect purchase of shares in the Company by one of such persons, whether directly or indirectly” and (c) “Control” means, as far as the Company is concerned, “directly or indirectly holding more than 50 percent of the registered capital or of similar rights of ownership in the Company or the power to steer the management and policies of the company, whether through ownership of capital, by means of a contract, or otherwise.”

In substance, Clause 8.1 of the Term Facilities Agreement gives to every lender pursuant to the Term Facilities Agreement, following a Change of Control exercised on the Company, the right (i) not to finance any loan and (ii) to cancel (upon delivery of prior written notice of at least 30 days) its lines of credit not yet executed and to require the repayment of its participations in the loans as well as payment of interest related thereto and of any other amounts due to the said lender pursuant to the Term Facilities Agreement (and certain documents linked to it).

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	951,216,754
AGAINST	6,598,963
ABSTENTIONS	157,978

TWENTY-FIFTH RESOLUTION

The Chairman submitted to the meeting the proposal to confer powers upon Mr. Benoit Loore, VP Legal Corporate, with the right of substitution and, as the case may be, without prejudice to other delegations of powers, in order to (i) coordinate the by-laws to take into account the foregoing amendments, to sign the coordinated versions of the by-laws and to file them with the registrar of the Commercial Court of Brussels, (ii) file the decisions referred to in item B.10 above with the said Registrar and (iii) take care of any other formalities for filing or publication in connection with the foregoing decisions.

Vote:

This proposal was to put to a vote. It was adopted as shown below:

FOR	957,854,762
AGAINST	93,407
ABSTENTIONS	22,600

CLOSING OF THE MEETING

The agenda having been completed, the meeting adjourned at twelve forty-six p.m.

Document recording duty (code of various duties and taxes)

The document recording duty amounts to Ninety-Five euros.

MINUTES OF THIS MEETING

The minutes were drawn up at the above date and place.

The full text of these minutes has been read, in part by the Chairman and in part by Notary Eric Spruyt, and is signed by the members of the meeting committee, as well as such shareholders and their representatives, who expressed their desire to do so, and by Us, Notary in Partnership.

The signatures follow.

Issued before being recorded in accordance with administrative decision dated 7 June 1977, No. E.E./85.234.

[stamp:] CERTIFIED TRUE COPY

[seal:] ERIC SPRUYT

           Notary in Partnership in Brussels    [signature]

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